Exhibit 99.6

BCE Inc.
EXHIBIT TO 2015 SECOND QUARTER FINANCIAL STATEMENTS
EARNINGS COVERAGE

The following consolidated financial ratios are calculated for the twelve months ended June 30, 2015 and give effect to the issuance and redemption of all long-term debt since July 1, 2014 as if these transactions occurred on July 1, 2014 and are based on unaudited financial information of BCE Inc.

June 30, 2015

Earnings coverage of interest on debt requirements based on net earnings attributable to owners of BCE Inc. before interest expense and income tax:	4.5 times

Earnings coverage of interest on debt requirements based on net earnings attributable to owners of BCE Inc. before interest expense, income tax and non-controlling interest:	4.6 times